UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EVERFLOW EASTERN PARTNERS, L.P.

(Name of Issuer)

EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)

(Name of Person Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Copy to:
Thomas L. Korner, President	Michael D. Phillips, Esq.
Everflow Eastern Partners, L.P.	Calfee, Halter & Griswold LLP
585 West Main Street	1400 McDonald Investment Center
Canfield, Ohio 44406	800 Superior Avenue
330-533-2692	Cleveland, Ohio 44114
216-622-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

April 29, 2005
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: 569,087 Units of	Amount of Filing Fee*
Limited Partnership Interest at $ 14.46 per Unit	$ 968.55

* Previously paid. Calculated at $117.70 per million of Transaction Value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

	Amount Previously Paid:	Not Applicable

	Form of Registration No.:	Not Applicable

	Filing Party:	Not Applicable

	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

      This Amendment No. 1 amends and supplements the Schedule TO filed on April 29, 2005 (as amended, the “Schedule TO”), by Everflow Eastern Partners, L.P. (the “Company”). The Schedule TO relates to the offer to purchase for cash (the “Offer”) up to 569,087 units of limited partnership interest (the “Units”), at a price of $14.46 per Unit.

      The purpose of this Amendment is to disclose that tendered Units not yet accepted for payment by the fortieth day after the commencement of the Offer may be withdrawn by the tendering unitholder.

      Except as otherwise noted below, no changes have been made to the Schedule TO. Item 1 of the Schedule TO is amended and supplemented by adding thereto the following:

      “Tendered Units not yet accepted for payment by the fortieth day after the commencement of the Offer may be withdrawn by the tendering unitholder.”

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2005	EVERFLOW EASTERN PARTNERS, L.P.
	By:	EVERFLOW MANAGEMENT LIMITED, LLC
General Partner

By:	EVERFLOW MANAGEMENT CORPORATION Managing Member

By:	/s/ William A. Siskovic
William A. Siskovic
Vice President and Secretary-Treasurer